New York - AG	April 14, 2021
Toronto – FR
Frankfurt – FMV

First Majestic Produces 2.9M Oz Silver and 23,873 Oz Gold (4.5M Silver Eqv. Oz)
in the First Quarter of 2021

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") announces that total production in the first quarter of 2021 from the Company’s three producing operations in Mexico, the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine, reached 4.5 million silver equivalent ounces consisting of 2.9 million ounces of silver and 23,873 ounces of gold. The Company’s financial results for the first quarter of 2021 are scheduled to be released on Thursday, May 6, 2021.
FIRST QUARTER HIGHLIGHTS
•    Total production: The Company produced 4.5 million silver equivalent ounces consisting of 2.9 million ounces of silver and 23,873 ounces of gold, representing a decrease of 16% and 9%, respectively, compared to the Company’s record setting production in the previous quarter.
•    LNG power starts on-schedule: The Liquid Natural Gas (“LNG”) facility at Santa Elena successfully completed all commissioning activities during the quarter. At quarter end, the LNG power plant was supplying approximately 85% of power requirements to the Santa Elena operation.
•    Ermitaño activities advance: Underground development activities at the Ermitaño project near Santa Elena advanced another 1,453 metres during the quarter. The Company plans to start test stope mining in June and expects to extract between 50,000 to 60,000 tonnes of material over the next six months. On surface, initial construction activities commenced for the access road which will connect the Santa Elena processing plant to the Ermitaño portal area.
•    Strong underground production at Santa Elena: Underground ore production and plant throughput rates at Santa Elena increased throughout the quarter and in the month of March exceeded budgeted levels for the first time in over a year. The strong production was achieved following multiple improvement initiatives enacted at the mine over the last nine months. In the month of March, underground mining produced 55,266 tonnes of ore, or approximately 1,783 tonnes per day, accounting for 41% of Santa Elena’s total underground production in the entire quarter.
•    19 drill rigs active: The Company completed a total of 39,552 metres in exploration drilling, or approximately 21% of the 2021 exploration budget, across the Company’s mines and projects during the quarter. At the end of the first quarter, a total of 19 exploration drill rigs were active consisting of 10 rigs at San Dimas, seven rigs at Santa Elena and two rigs at La Encantada.

•    Accretive M&A transaction: As previously announced in a news release on March 12th, the Company has signed a definitive agreement to acquire the Jerritt Canyon Mine located in Nevada, USA from Sprott Mining. The transaction is expected to close by the end of April, subject to meeting all applicable closing conditions.
“After a record-setting previous quarter, silver production in the first quarter came in slightly below budget primarily due to lower average silver grades and an extreme cold weather event in the month of February which reduced milling rates at La Encantada,” said Keith Neumeyer, President & CEO. “While the quarter was impacted by some uncontrollable factors, site operations made some significant achievements during the quarter. At Santa Elena, underground ore production reached the highest quarterly rate in over a year following numerous operational improvements over the past nine months and resulted in an 8% increase in silver production compared to the previous quarter. In addition, Santa Elena’s new 12.4MW LNG power plant was successfully commissioned at the end of the quarter and began feeding low-cost, clean energy into the Santa Elena electrical power grid. Finally, San Dimas continues to benefit from strong mine development rates and produced over 2.9 million silver equivalent ounces.”

PRODUCTION TABLE

	Q1 2021	Q1 2020	Y/Y Change	Q4 2020	Q/Q Change
Ore processed / tonnes milled	614,245	599,142	3%	625,332	(2%)
Total production - ounces of silver equivalent	2,908,024	3,151,980	(8%)	3,452,959	(16%)
Total silver ounces produced	23,873	32,202	(26%)	26,343	(9%)
Gold ounces produced	4,540,296	6,195,057	(27%)	5,477,492	(17%)

QUARTERLY REVIEW

Total ore processed during the quarter at the Company's mines amounted to 614,245 tonnes, representing a 2% decrease compared to the previous quarter. The decrease in tonnes processed was primarily due to a severe winter ice storm in the month of February which temporarily reduced plant throughput rates at La Encantada offset by improved underground ore deliveries and plant production rates at Santa Elena.

Consolidated silver and gold grades in the quarter averaged 166 g/t and 1.26 g/t, respectively, compared to 194 g/t and 1.37 g/t, respectively, in the previous quarter. The decrease in consolidated grades was primarily due to lower ore grades at the La Encantada and San Dimas mines.

Consolidated silver and gold recoveries were consistent averaging 89% and 96%, respectively, during the quarter.

MINE BY MINE PRODUCTION TABLE

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery %	Au Recovery	Ag Oz Produced	Au Oz Produced	Equivalent Ag Ounces
San Dimas	199,466	2,216	285	2.83	94%	96%	1,716,143	17,448	2,910,946
Santa Elena	185,358	2,060	82	1.11	93%	96%	453,528	6,327	884,332
La Encantada	229,421	2,549	131	0.02	77%	90%	738,354	97	745,018
Total	614,245	6,825	166	1.26	89%	96%	2,908,024	23,873	4,540,296
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $26.26 per ounce, Gold: $1,794 per ounce.

At the San Dimas Silver/Gold Mine:
•San Dimas produced 1,716,143 ounces of silver and 17,448 ounces of gold representing a decrease of 12% and 13%, respectively, compared to the prior quarter for total production of 2,910,946 silver equivalent ounces.
•    The mill processed a total of 199,466 tonnes with average silver and gold grades of 285 g/t and 2.83 g/t, respectively. Increased ore development rates and lower ore grade from development activities resulted in lower average ore grades processed in the plant.
•    Silver and gold recoveries during the quarter averaged 94% and 96%, respectively.
•    The Central Block and Sinaloa Graben areas contributed approximately 79% and 16%, respectively, of the total production during the quarter. In addition, the Tayoltita and El Cristo areas contributed approximately 4% of total production in the quarter as these additional areas are being brought into production.
•    A total of 10 underground drill rigs were active at the end of the quarter.

At the Santa Elena Silver/Gold Mine:
•During the quarter, Santa Elena produced 453,528 ounces of silver and 6,327 ounces of gold representing an increase of 8% and 1%, respectively, compared to the prior quarter for total production of 884,332 silver equivalent ounces.
•    The mill processed a total of 185,358 tonnes consisting of 122,401 tonnes of underground ore and 62,957 tonnes from the above ground heap leach pad. Production rates returned to higher operating levels following multiple improvements made in mining methods and increased production at the Main, Alejandra Bajo and America veins. At the end of the quarter, mining and milling rates were above budget levels for the first time in over a year as a result of progress made in improving underground infrastructure, development and haulage rates compared to the previous nine months. Underground ore production in March totaled 55,266 tonnes compared to 34,379 tonnes in January and 43,809 tonnes in February.
•    Silver and gold grades from underground ore averaged 106 g/t and 1.37 g/t, respectively, while silver and gold grades from the above ground heap leach pad averaged 35 g/t and 0.61 g/t, respectively.
•    Silver and gold recoveries were consistent and averaged 93% and 96%, respectively, during the quarter.
•    Final commissioning procedures of Santa Elena’s new LNG power plant were completed in February with all seven LNG generators pre-commissioned and achieving designed power capacity. At the end of the quarter, the LNG power plant was supplying approximately 85% of the power requirements to the Santa Elena operation. In the weeks ahead, the LNG plant is expected to ramp-up to full capacity.
•    At the Ermitaño project near Santa Elena, the Company completed approximately 1,453 metres of underground development during the quarter. Procurement activities for Ermitaño’s underground mining and drilling fleet continued in March with the purchase order of a scoop tram, low-profile truck and underground drilling machine. This equipment is expected to be delivered by the end of the third quarter in advance of planned production ramp-up. On surface, fauna and flora clearance in preparation for constructing the main access roadway between the processing plant and the portal area was approximately 70% complete at the end of the quarter. Furthermore, contractor selection and major earthmoving actions are expected to commence in the second quarter. The Company is also expected to begin underground test stope mining in the second quarter and plans to extract between 50,000 to 60,000 tonnes of material over the next six months.
•    A total of seven drill rigs, consisting of four surface rigs and three underground rigs, were active at the end of the quarter.

At the La Encantada Silver Mine:
•During the quarter, La Encantada processed 229,421 tonnes of ore and produced 738,354 ounces of silver, representing a 32% decrease in ounces compared to the prior quarter. During the month of February, the operation experienced a severe winter ice storm which elevated maintenance levels and temporarily reduced plant throughput rates.
•    Silver grades and recoveries during the quarter averaged 131 g/t and 77%, respectively. During the quarter, the Company transitioned underground mine production from the high-grade portion of the La Prieta caving area into the 660 orebody, Milagros and La Fe areas. Additional draw points were completed in these areas towards the end of March which are expected to allow ore grades to return to budget levels in the second quarter.
•    The mill modernization project advanced during the quarter with the completion of the factory acceptance test for the new scrubber. In addition, two thickener mechanisms are expected to be ready for installation by the end of the second quarter.
•    Two underground drill rigs were active at the end of the quarter.

Q1 EARNINGS AND DIVIDEND ANNOUNCEMENT
The Company is planning to release its first quarter 2021 unaudited financial results, and to announce its first quarter dividend payment, and shareholder record and payable dates on Thursday, May 6, 2021.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine. Production from these mines are projected to be between 12.5 to 13.9 million silver ounces or 20.6 to 22.9 million silver equivalent ounces in 2021.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; ore grades; recovery rates; mine plans and mine life; the future price of silver and other metals; costs of production; costs and timing of development at the Company's projects; closing of the acquisition of the Jerritt Canyon Mine and the timing thereof; equipment delivery; ramping up of the Company's LNG plant; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.
Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: failure to satisfy the conditions to closing of the acquisition of the Jerritt Canyon Mine, including failure to obtain necessary regulatory approvals; the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society, risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.